April 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be, Attorney-Adviser

Re:	Cantor Fitzgerald Sustainable Infrastructure Fund

Registration Statement on Form N-2

File Nos. 333-262031, 811-23773

Ladies and Gentlemen:

On behalf of Cantor Fitzgerald Sustainable Infrastructure Fund (the “Registrant” or the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form N-2 (the “Registration Statement”). Amendment No. 1 includes revisions to the Registration Statement in response to the Staff’s comments in its letter dated February 7, 2022 relating to the Registration Statement (the “Comment Letter”) and to otherwise update disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the responses correspond to the pages of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Fund.

General

1.	We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Any incomplete portions of the Registration Statement will be completed in a subsequent pre-effective amendment to the Registration Statement.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■ Dallas, TX ■ Tel 214.665.3685

2.	Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

The Registrant anticipates filing an exemptive application in order to seek an order from the Commission (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act for an exemption from Rule 23c-3 under the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Registrant to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to certain classes

3.	Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the distribution arrangements.

The Registrant intends to operate as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act. As such, the Registrant will rely on FINRA Rule 5110(h)(2) which exempts securities of any "closed-end" investment company as defined in Section 5(a)(2) of the . . . [1940 Act] that makes periodic repurchase offers pursuant to Rule 23c-3(b) under the .. . . [1940 Act] and offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C . . .

from the requirements of FINRA Rules 2310, 5110 and 5121. Thus, the Registrant does not intend to have FINRA review the proposed distribution arrangements that are described in the registration statement.

4.	The Fund’s name includes the word “Sustainable”. We believe this word suggests a type of investment and, therefore, the Fund should include an 80% names rule policy that covers sustainable infrastructure investments. Please revise the strategy section accordingly.

The Registrant has revised the 80% policy to cover sustainable infrastructure investments and clarified the strategy section of the prospectus to reflect the integration of sustainability considerations into the investment selection process. Please refer to comments 12 and 13, below for a discussion of how the Sub-Adviser determines “sustainability” with respect to individual investments.

5.	On page 5, you highlight that many of the investments you seek to make “are intended for large, institutional investors and have a large minimum investment size and other investor criteria that might otherwise limit their availability to individual, non-institutional investors.” You are conducting a best-efforts offering to retail investors and the total proceeds available to the Fund for investment are uncertain. Please clarify, and where appropriate qualify, how you intend to obtain access to these private investment funds given your size and the nature of your investor base.
2

The disclosure is intended to highlight that many of the Private Investment Funds targeted by the Registrant typically are available only to “qualified purchasers” as such term is defined in Section 2(a)(51) of the 1940 Act. As such, access to such funds is limited to the majority of retail investors. However, once the Registrant reaches $25 million in assets, the Registrant will satisfy the definition of a qualified purchaser for purposes of the 1940 Act. As the disclosure in the prospectus highlights, during the early stages of the lifecycle of the Registrant, the investment portfolio largely will consist of publicly traded securities. Over time, as the Registrant gathers sufficient assets, the investment portfolio of the Registrant will shift such that, under normal market conditions, 70% of the assets of the Registrant will be allocated to various Private Investment Funds.

Prospectus

Cover Page

6.	Please revise the “Interval Fund/Repurchase Offers” section to provide information consistent with Guide 10 to Form N-2. In particular, Guide 10 states that in response to Item 1.1.b, the prospectus cover page should specify the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the anticipated timing of the registrant’s initial repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after the effective date of the registration statement). The Guide further states that this disclosure should include a cross-reference to the sections of the prospectus that discuss the risks relating the Fund’s repurchase policies.

The disclosure has been updated to reflect the guidance of Guide 10 to Form N-2.

Investment Objective and Policies (page 1)

7.	The disclosure states that the Fund will invest between 50% and 95% of its assets in Private Investment Funds. With an eye to clarifying this disclosure, supplementally explain what types of funds these are, including any securities law exemptions upon which they are relying to remain unregistered under the Investment Company Act. Please note that registered closed-end funds that invest more than 15% of their net assets in certain types of private funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Given the nature of the Private Investment Funds in which the Registrant will seek to invest, the Registrant does not believe it is appropriate or in the best interests of investors for the Staff to impose the limitations described above. While the Private Investment Funds in which the Registrant will invest likely will encompass a mixture of funds that are excluded from the definition of an “investment company” for purposes of the 1940 Act under either Section 3(c)(5)(C) of the 1940 Act or Section 3(c)(7) under the 1940 Act, the

3

nature of the investment portfolio, risk and expense profile of each Private Investment Fund largely will be consistent with that of a private Real Estate Investment Trust (each, a “REIT”)[1] and in any event will not include funds that: engage in hedging related strategies, have significant exposure to commodities or derivatives, impose performance fees on unrealized gains, or employ a significant amount of leverage. Like most private REITs, the assets held by the various Private Investment Funds largely will be interests in real property or interests in improvements on real property, including, but not limited to, toll-roads, airports and seaports. Indeed, the investment portfolio of the Registrant will be substantially similar to other closed-end registered investment companies that are offered to retail investors without regard to whether or not such investors satisfy the definition of an “accredited investor” under Regulation D. Indeed, the Registrant would note that several such closed-end registered investment companies have allocated the bulk of their investment portfolios to private REITs, including one fund that has allocated more than 90% of its assets to private REITs without being limited to accredited investors. Imposing such a limitation on the Registrant would significantly disadvantage the Registrant relative to competing funds without a substantive difference between the investment portfolio of the Registrant and its competitors.

Like investments held by private REITs, the investments held by the Private Investment Funds in which the Registrant will invest are long-duration investments. Indeed, the risk-return profile for infrastructure investments looks more like the spectrum of risks and returns applied to most institutional real estate portfolios. Many of the Private Investment Funds in which the Registrant will invest have a return profile akin to a long-term bond, with an immediate and sustainable current coupon and a term of 15 to 30 years or more, with much of the overall return driven by current income which is indistinguishable from the return profile of a core real estate investment.

In addition, the fee structure of the open-end Private Investment Funds in which the Registrant will invest is in line with the fee structure of similar open-end private REITs. According to a study conducted by Probitas Partners, the overwhelming majority of open-end private infrastructure funds (94% of the funds included in the study) have management fees of less than 1.25% of net asset value and the majority of such funds (58% of the included funds) have a management fee of less than 1.00% of net asset value.[2] By comparison, the majority of private REITs charge management fees between 0.5% and 1.5%. In addition, 80% of the open-end infrastructure funds included in the Probitas Survey impose a carried interest calculation of less than 15% which largely is consistent with the fee charged by private REITs.[3]

The Registrant notes that the Private Investment Funds in which it will invest will be managed by leading, institutional infrastructure managers. By investing in the Private Investment Funds offered by multiple managers, the Registrant will benefit from building an investment portfolio that is diversified with respect to individual infrastructure projects, as well as with respect to geography.

[1] A private REIT refers to a privately offered investment fund that seeks to invest in real estate assets and which is excluded from the definition of an investment company pursuant to either section 3(c)(5)(C) or 3(c)(7) of the 1940 Act, but which is treated as a REIT for purposes of Subchapter M of the Internal Revenue code, and which are targeted to institutional investors, including endowments and corporate pension funds.

[2] Probitas Partners’ Infrastructure Institutional Investor Trends: 2019, pg. 16 (2019) (“Probitas Survey”).

[3] Probitas Survey at 17.

4

The operation of the Private Investment Funds is consistent with that of other institutional oriented funds. In particular, the Private Investment Funds all will provide the Registrant, the Adviser and the Sub-Adviser with annual audited financials, quarterly unaudited financials, quarterly investment account statements, detailed information about each asset held (including valuations) and the leverage and liabilities of the Investment Fund. Furthermore, the quarterly net asset value calculated by each Private Investment Fund will be calculated in accordance with the guidelines of FASB ASC 946, Financial Services — Investment Companies (“Topic 946”) which sets forth the same valuation processes employed by registered investment companies.

8.	With respect to the Fund’s investments in such Private Investment Funds, supplementally advise if the Fund anticipates acquiring a control position over any such private funds and any regulatory implications that may result from such acquisition.

The Registrant does not anticipate ever acquiring a control position with respect to any Private Investment Fund. Indeed, the Registrant will seek to structure each investment in a Private Investment Fund specifically to avoid being deemed to “control” any such Private Investment Fund as contemplated by the 1940 Act.

9.	The disclosure beginning with the second paragraph starting with “The Fund pursues its investment objective by strategically investing” appears to be a discussion of the Fund’s strategy. On page 2, there is a separate section captioned “Investment Strategy.” Consider consolidating the disclosure of the Fund’s investment strategy.

The Registrant has streamlined and consolidated the disclosure as requested on page 1 of Amendment No. 1.

10.	We note your definition of an infrastructure company includes companies who provide services to companies engaged in such activities. Please explain to us what sorts of companies are contemplated by this disclosure and why you believe it is appropriate to categorize them as infrastructure companies.

The Registrant defines “infrastructure” as the essential facilities and services upon which the economic productivity of society depends. Infrastructure companies are typically involved in water, energy, social services and the movement of goods and can include:  regulated assets, including electricity transmission lines, gas and oil pipelines; water distribution systems, and wastewater collection and processing systems;  transportation assets, including toll roads, bridges, tunnels, railroads, rapid transit links, seaports, and airports; communications assets, including radio and television broadcast towers, wireless communications towers, cable systems, and satellite networks; and social infrastructure assets, including schools, hospitals, prisons, and courthouses. Thus, the Registrant views an operating company that derives at least 50% of their revenues, operating income, or assets from infrastructure business activities to be infrastructure related and within the universe of investments contemplated by the investment strategy of the Registrant.

5

Examples of infrastructure related companies include, but are not limited to:

•	Data Center Companies: Companies that own, operate, and/or develop data centers, which own and manage facilities that customers use to safely and efficiently store computer servers and data;

•	Cellular Tower Companies: Companies that own, operate and/or develop cellular towers that lease antennae and equipment space on cellular towers to wireless carriers; and

•	Digital Infrastructure Hardware Companies: Companies that manufacture, design, and/or assemble the servers and/or other hardware often used in data centers and cellular towers, including data center servers, processors and data center switches.

11.	On page 1, you indicate an intention to use “a multi-step investment process that combines top-down geographic region and infrastructure allocations with bottom-up security selection focused within the Megatrends.” Elsewhere you indicate an intention to invest primarily in private funds. However, you do not describe the types of sourcing, diligence, and monitoring you will do of the private funds and their underlying investments to ensure exposure to these Megatrends initially and over time (Emphasis added) Please revise to do so.

The Registrant has added the following disclosure to Page 12 of Amendment No. 1:

The Sub-Adviser and its investment personnel use a range of resources to identify and source Private Investment Funds. The Sub-Adviser’s investment approach is based on the extensive research conducted by their research professionals. The Sub-Adviser’s research professionals assess the relative attractiveness of different geographies and strategies for private market investments which allows the Sub-Adviser to identify the areas that it believes will outperform others over the next three to five years, the typical investing cycle of a private market asset. Shorter-term opportunistic allocations will also be utilized to seek to capitalize on near-term market trends. Examples of factors that are considered by the Sub-Adviser include, but are not limited to: the supply of capital available for investments (based on fundraising) compared to the likely supply of investment opportunities; projected growth rates; availability of leverage; long-term industry and geographic-specific trends; regulatory and political conditions; and demographic and technological trends.

The Investment Committee will conduct a detailed review of each Investment Manager that has passed into the due diligence stage. The due diligence report prepared by the Sub-Adviser serves as a framework for these discussions. To facilitate this process, Capital Innovations utilizes its proprietary database, that tracks information on Infrastructure companies and assets, Private Investment Funds and Investment Managers. The proprietary database maintained by the Sub-Adviser is populated with information gathered from general partner meetings, due diligence materials, quarterly reports, annual meetings, marketing materials and other sources.

6

A critical part of the investment process of the Sub-Adviser is to play an active and value-added role after an investment has been made, resulting in a robust investment monitoring system. The long-term nature of private market investments requires a commitment to ongoing risk management. The Sub-Adviser seeks to monitor the performance of Private Market Assets and developments at the individual portfolio companies that are material positions held by the Fund. By tracking commitments, capital calls, distributions, valuations, and other pertinent details, the Advisers will seek to use a range of techniques to reduce the risk associated with the commitment strategy.

The Sub-Adviser monitors investment activity and realization events during the life of the investment and believes that effective post-investment review can enhance the value of the Fund’s investments in Private Investment Funds. The Sub-Adviser seeks to maintain an active dialogue with fund managers regarding issues such as approving various waivers, amendments, or extensions to the partnership documents, checking the allocations of income or loss, reviewing the distribution procedures and allocations, extension periods, fund reductions, conflicts of interest, advisory board matters, and related significant issues.

The Sub-Adviser will provide the Investment Committee with investment performance reporting and analysis, including discussions on investment strategy, portfolio construction, and market update reports. An overview of the monitoring activities of the Sub-Adviser is included below:

Investment Monitoring

•	Monitor incoming communications on a daily basis

•	Review financial statements and other manager reports

•	Track portfolio activity for compliance with fund investment strategy and guidelines

•	Coordinate required actions and provide guidance to clients for such items as partnership agreement amendments, consents, and waivers

•	Proactively identify potential portfolio issues and update investment ratings quarterly

Manager Monitoring

•	Meet with each manager at least annually

•	Participate on quarterly manager update calls

•	Monitor manager communications and industry news for developments

•	Proactively identify potential manager issues

Performance Reporting

7

•	Provide ongoing, comprehensive reporting and portfolio analysis

There can be no assurance that the Fund’s investment program will be successful, that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful. Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund.

12.	The Fund’s name contains the term “Sustainable.” The Fund should more clearly explain its definition of “Sustainable”, its specific area(s) of focus with regard to sustainability and the types of data and analyses it considers when assessing the sustainability of an investment.

The following disclosure has been added to page 2 of Amendment No. 1:

Sustainable investing incorporates environmental, social, and governance-related (“ESG”) insights to improve long-term outcomes. Sustainability impacts a wide range of ecological and human issues, from the preservation of natural resources to a commitment to human and societal wellbeing. The Fund will seek to invest in issuers which are helping to address certain United Nations Sustainable Development Goals (“SDGs”) through their products and services.

Thus, in identifying investments for the Fund, the Sub-Adviser will first seek to screen out certain issuers based on ESG criteria determined by the Sub-Adviser. Such screening criteria includes, among other things, (i) issuers with exposure to the following beyond specified thresholds: controversial weapons, civilian firearms, tobacco or certain fossil fuels, although the Fund may invest in certain companies that currently have exposure beyond such thresholds but have made commitments to reduce climate impact, and (ii) United Nations Global Compact violators.

The Sub-Adviser next considers various United Nations SDGs and identifies those goals that are supported by sustainable infrastructure. With respect to its investments, the Registrant intends to invest only in companies that align with and advance at least one of the SDGs. In selecting investments for the Registrant, the Adviser and Sub-Adviser intend to focus on SDGs related to (i) good health and well-being, (ii) clean water and sanitation, (iii) affordable and clean energy, (iv) industry, innovation and infrastructure, (v) sustainable cities and communities, and (vi) climate action. In selecting investments for the Registrant, the Adviser and Sub-Adviser may not consider all SDGs when making investment decisions and there may be limitations with respect to the availability of investments that address certain SDGs. There is no guarantee that all investments made by the Fund will align with the SDGs at all times.

With respect to private market investments, including investments in the Private Investment Funds, the Sub-Adviser’s private markets analysis is modeled after the United Nations Principles for Responsible Investing Due Diligence Questionnaire (“UNPRI DDQ”) for private equity limited partners. The UNPRI DDQ has been developed to

8

evaluate a general partner’s processes for incorporating material ESG risks and opportunities into their investment practices and to understand where responsibility for doing so lies. In determining whether a particular private market investment fits within the sustainability framework established by the Fund, the Sub-Adviser reviews the offering materials and any other introductory marketing materials to establish whether a particular Private Investment Fund addresses ESG considerations. If the Sub-Adviser is considering an investment involving a UNPRI signatory, the Sub-Adviser reviews the latest public UNPRI Transparency Report of the potential investment target on the UNPRI website.

13.	Disclose the criteria that the Fund uses in determining what issuers it considers to have

“sustainable” characteristics, consistent with its chosen sustainability definition/focus. The disclosure should include whether the fund selects investments by reference to, for example:

•	an ESG index;
•	a third-party rating organization;
•	a proprietary screen and the factors the screen applies; or
•	a combination of the above methods.

The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?).

Explain (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

If the Fund intends to use one or multiple third-party data/scoring providers, please identify the provider that the Fund intends to use or the primary providers if the fund intends to use multiple third-party providers. Please also briefly summarize each providers’ criteria/methodology in the principal strategies. Also consider any related principal risks to the Fund’s use of third-party data providers, since the criteria used by providers can differ significantly.

The following disclosure has been added to page 18 of Amendment No. 1:

The Sub-Adviser includes ESG considerations in the initial screening, sourcing and due diligence phases of the investment process. This may include the use of internal ESG due diligence templates to identify, analyze and document key ESG risks, and the use of thematic environmental, social and governance information sourced from both primary sources and third-party data providers. Identified material ESG risks are included in Investment Committee material and, where appropriate, discussed at relevant Investment Committee meetings. This information broadly informs the investment approach and may be considered in investment decisions or security selection. The Sub-Adviser also considers ESG criteria during post-investment monitoring and conducts regular portfolio

9

risk reviews with the Risk and Quantitative Analysis group. These reviews include discussion of the exposure of the Registrant’s portfolio to material ESG risks.

ESG Due Diligence of Private Investments

The Adviser fundamentally believe that the integration of ESG considerations in the investment process, both pre- and post-investment, will lead to improved and sustainable risk-adjusted returns. ESG not only presents risks to be mitigated, but value creation opportunities. As such, the Sub-Adviser has fully integrated an ESG process across investment processes of the Fund. ESG is not a separate or stand-alone investment strategy.

ESG diligence is incorporated into the investment decision-making process and the ongoing monitoring and management of investments. This process includes a detailed and comprehensive set of ESG-related risk considerations, as well as value creation opportunities. Dedicated resources are allocated from each sector group to oversee the ESG process in the evaluation and ongoing management of investments.

With respect to Private Investment Funds, the Sub-Adviser performs a review of each fund manager and fund’s responsible investment policy, implementation and monitoring framework.

Among other areas, key focus areas include:

•	How the Investment Manager or investee company identifies and manages ESG risks and opportunities;

•	Has the Investment Manager or investee company clearly identified a responsible person for ESG policy;

•	The skill set of the managing partners and/or board and the ESG committee (if ESG responsibility has been delegated);

•	The level of involvement of leadership or C-level management, and the level of leadership driving the ESG culture; and

•	Approach to ESG training and priority of maintaining current best practices; and

•	Monitoring and reported of ESG compliance.

The foregoing considerations, among others deemed relevant by the Sub-Adviser, are incorporated into the investment decision process and the ongoing monitoring and management of investments.

10

ESG Due Diligence of Public Markets Investments

The Fund seeks to maintain certain ESG characteristics, climate risk exposure and climate opportunities. The Sub-Adviser seeks to utilize exclusionary screens in determining the investment universe and to incorporate investment insights related to ESG characteristics in the portfolio construction process.

The Fund’s screening criteria is measured at the time of investment and is dependent upon information and data that may be incomplete, inaccurate or unavailable. Where the Fund’s criteria look solely to third-party ratings, issuers are only screened to the extent they have been assigned such ratings, which may not be available in all circumstances.

The investment process is driven with systematic and quantitative implementation based on an issuer’s expected returns, which include measurable ESG characteristics, risk and transaction costs, as determined by the proprietary research of the Sub-Adviser. The Sub-Adviser then constructs and rebalances the portfolio’s weightings by integrating its investment insights with the model-based optimization process. Certain of the investment insights relate to ESG characteristics across certain defined categories, including, but not limited to, (i) superior growth characteristics of issuers, (ii) risk mitigation characteristics of issuers, (iii) themes related to social matters and (iv) economic transition, which includes, but is not limited to, environmental considerations. The ESG characteristics utilized in the portfolio construction process may change over time and one or more characteristics may not be relevant to all issuers that are eligible for investment.

In evaluating ESG considerations, the Registrant utilizes certain information and data from third party providers of ESG research, such as MSCI and Refinitiv, which may be incomplete, inaccurate or unavailable. There may be limitations with respect to availability of ESG data in certain sectors, as well as limited availability of investments with positive ESG assessments in certain sectors. The Registrant’s evaluation of ESG criteria is subjective and may change over time.

14.	Please reconcile your statement on page 2 that your “infrastructure investment policy is fundamental and may not be changed without shareholder approval” to the listed fundamental policies included in your Statement of Additional Information.

The Registrant has clarified that the infrastructure investment policy is not considered to be a fundamental policy that can only be changed with shareholder approval.

Leverage and Credit Facilities (page 2)

15.	Please disclose the extent to which the Fund anticipates leveraging itself during the first year.

The Registrant does not anticipate utilizing leverage during the first year of operations; however, the Registrant reserves the right to do so, subject to the limitations imposed on such activities by the 1940 Act in the discretion of the Adviser and Sub-Adviser.

Investment Adviser (page 3)

11

16.	This section is confusing, as almost all of the disclosure discusses the Adviser’s affiliates, and not the Adviser. Please revise this section so that the discussion regarding the Adviser, as opposed to its affiliates, clearly presents the disclosure requirements of Item 9 of Form N-2. Move disclosure about the Adviser’s affiliates to an appropriately caption section to avoid confusion between the different entities. With respect to the tombstone-style disclosure on page 4, please explain why such disclosure is relevant to Fund investors and does not present a misleading picture of the Adviser’s activities and capabilities in the sustainable infrastructure investing space. Additional information is permitted in the prospectus, “provided the information . . . does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.” See General Instruction 2 for Parts A and B of Form N-2.

The subject disclosure has been revised to more clearly focus on the capabilities and role of the Adviser, as opposed to the affiliates of the Adviser.

Summary of Fund Expenses (page 9)

17.	Please revise your tabular presentation to more clearly differentiate transaction related expenses from annual fund operating expenses.

The Registrant believes the information presented sufficiently differentiates between transaction related expenses and annual fund operating expenses to the extent required by Form N-2 and is in line with how peers present similar disclosure, so the Registrant has not revised the presentation of the table.

Summary of Risks (page 6)

18.	Please consider whether an ESG specific risk is appropriate for this fund. To the extent applicable, please also consider whether risk disclosure related to the Fund’s use of one or more third party data providers is appropriate, since the criteria used by providers can differ significantly.

The following disclosure has been added to page 7 of Amendment No. 1:

The Fund intends to screen out particular companies and industries pursuant to certain criteria established by the Sub-Adviser, and to incorporate ESG investment insights into its portfolio construction process. The Fund may forego certain investment opportunities by screening out certain companies and industries. The Fund’s results may be lower than other funds that do not apply certain exclusionary screens or use different ESG criteria to screen out certain companies or industries. The Fund’s incorporation of ESG investment insights may affect the Fund’s exposure to certain companies or industries. The Fund’s results may be lower than other funds that do not consider ESG characteristics or use a different methodology to identify and/or incorporate ESG characteristics. Further, investors may differ in their views of what constitutes positive or negative ESG characteristics of a security. As a result, the Fund may invest in securities that do not reflect the beliefs of any particular investor. In addition, the Fund may not be successful in its

12

objectives related to ESG. There is no guarantee that these objectives will be achieved, and ESG-related assessments are at the discretion of the Adviser and Sub-Adviser. The Adviser and Sub-Adviser are dependent upon certain information and data from third party providers of ESG research, which may be incomplete, inaccurate or unavailable. As a result, there is a risk that the Adviser and Sub-Adviser may incorrectly assess a security or issuer. There is also a risk that the Adviser and Sub-Adviser may not apply the relevant ESG criteria correctly or that the Fund could have indirect exposure to issuers who do not meet the relevant ESG criteria used by the Fund. Neither the Fund, the Adviser, nor the Sub-Adviser make any representation or warranty, express or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of such ESG assessment. There may be limitations with respect to availability of ESG data in certain sectors, as well as limited availability of investments with positive ESG assessments in certain sectors. The evaluation of ESG criteria is subjective and may change over time.

Use of Proceeds (page 10)

19.	Disclose how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

The Registrant does not anticipate delays in investing net proceeds on an ongoing basis. As the Registrant is conducting a continuous offering of its securities, the Registrant anticipates deploying assets on an ongoing basis without significant delay.

Investment Objective and Policies (page 10)

20.	The disclosure refers to “secondary interests” and “co-investments.” Please disclosure clearly what these are referring to.

The Registrant has updated the disclosure to clarify what “secondary interests” and “co-investments” refer to in the context of the investment strategy of the Registrant.

A “secondary interest” refers to limited partnership or similar interests of Private Investment Funds purchased directly from investors in such Private Investment Funds, as opposed to acquiring such interests directly from the Private Investment Fund. Acquiring such interests indirectly through the secondary market is a highly negotiated transaction. In the view of the Adviser and Sub-Adviser, acquiring such interests in the secondary market may afford the Registrant to acquire otherwise desirable investments at a discount relative to the prevailing net asset value per share.

“Co-investments” refers to opportunities to invest on a side-by-side basis with third-party managers directly into individual infrastructure projects, as opposed to investing indirectly through Private Investment Funds or publicly traded securities.

13

21.	The disclosure states that the Fund may invest in REITs. Clarify how REITs constitute infrastructure investments.

As noted above, certain of the Private Investment Funds in which the Registrant will invest will be taxed as REITs for purposes of subchapter M of the Internal Revenue Code. The marketplace contains many examples of private and public REITs that invest in infrastructure related assets, including, but not limited to, data centers, cellular towers, and energy pipelines. Thus, the Adviser and Sub-Adviser will select REITs using the criteria described above and as is disclosed in Amendment No. 1.

Subsidiaries (page 17)

22.	The disclosure refers to proposed single-asset subsidiaries of the Fund. Please respond to the following comments regarding any primarily controlled entity that engages in investment activities in securities or other assets. A primarily controlled entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.

a.	Please file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

As an initial observation, the Registrant would note that no such subsidiary has been established as of the date of this correspondence. However, the Registrant will file any investment advisory and sub-advisory agreement as an exhibit to the registration statement promptly once a subsidiary is created.

b.	Confirm to us that the financial statements of each subsidiary will be consolidated, as applicable, with those of the Fund in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance.

The financial statements of any subsidiary will be consolidated with those of the Registrant in accordance with U.S. Generally Accepted Accounting Principles, Regulation S-X and other applicable accounting guidance.

c.	Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

To the extent that any subsidiary of the Registrant is organized outside of the United States; (a) the board of directors (or similar governing body) of any such subsidiary will agree to designate an agent for service of process in the U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the Staff of the

14

subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

23.	For any wholly-owned subsidiary of the Fund, please confirm to us that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Fund discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

The Registrant hereby confirms that, with respect to any wholly-owned subsidiary of the Registrant, the management fee of any such subsidiary (including any performance fee) will be included in the “Management Fee” line item of any fee table the Registrant discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Leveraging Risk (page 22)

24.	The disclosure states that the Fund may engage in short selling and short positions in futures contracts. Please explain this risk factor in context, that is, how these techniques will be part of the Fund’s strategy.

The Sub-Adviser may utilize short selling and short positions in futures contracts solely for hedging purposes. However, the use of such positions is expected to be limited and not a principal investment strategy of the Registrant. Thus, the subject disclosure has been removed from the prospectus and is now included on page 11 of the statement of additional information of the Registrant.

Determination of Net Asset Value (page 25)

25.	The disclosure states that the Fund will continuously offer its shares at NAV. Given the Fund’s intended focus on Private Investment Funds, clarify how the Fund intends to make these determinations daily when it will not be receiving new valuations of its portfolio funds as frequently. With a view to enhanced disclosure, please clarify the types of information the Fund expects to review with respect to its portfolio investments and how frequently it expects to receive such information.

The Adviser and Sub-Adviser have developed a proprietary index that is intended to track the performance of the private infrastructure market and which is intended to reflect an accurate approximation of the value of the portion of the Registrant’s investment portfolio that is invested in Private Investment Funds. The proprietary index developed by the Adviser and Sub-Adviser considers several data points from third-party data providers and broad securities indices. The application of these factors results in a daily adjustment factor that is applied to the portion of the Registrant’s portfolio that is invested in Private Investment Funds and which is intended to minimize the deviation of the value of the Private Investment Funds as reflected in the books and records of the Registrant as compared to

15

the net asset value of each such Private Investment Fund provided to the Registrant on a quarterly basis by the general partner of each Private Investment Fund.

26.	The disclosure under “Valuation of Private Investment Funds” says that such funds “have generally adopted valuation practices consistent with the valuation standards and techniques established by professional industry associations … [and] [s]uch valuation standards seek general application of U.S. Generally Accepted Accounting Principles fair value standards . . .”

Please advise us what is intended by this disclosure, including whether there are any material valuation-related differences between industry valuation practices and U.S. GAAP.

The disclosure has been revised to clarify that, as a general matter, each Private Investment Fund will have adopted valuation policies and procedures that are consistent with Topic 946. The Registrant is not aware of any material valuation-related differences between industry valuation practices and U.S. GAAP.

Statement of Additional Information

Fundamental Policies

27.	State Fund’s policy regarding the purchase and sale of real estate and real estate mortgage loans. See Item 17 of Form N-2.

The Registrant has added a fundamental policy regarding the purchase and sale of real estate and real estate mortgage loans.

Governance Committee (page 20)

28.	The disclosure states that the committee will consider shareholder nominations “to the extent required pursuant to rules under the 1934 Act.” Supplementally explain the requirements this is referring to.

The subject disclosure has been deleted.

Part C: Other Information

Item 15. Financial Statements and Exhibits

29.	Please file the finalized exhibits once they are available.

All finalized exhibits will be included through subsequent amendments to the Registration Statement.

16

Signatures

30.	Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Signature lines have been added for the required officers and the trustees of the Fund.

Declaration of Trust

31.	The declaration of trust permits a shareholder to bring a derivative action only if s/he makes a pre-suit demand upon the Board to bring the subject action and that the Board can bar such a shareholder from bringing such an action. The declaration of trust also requires holders of more than a majority of the shares to join in such action. Finally, the declaration of trust states that the shareholder making a pre-suit demand on the Board may be required to undertake to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

The Registrant respectfully submits that neither declaration of trust of the Registrant (the “Declaration of Trust”) nor the by-laws of the Registrant substantively limit the rights of a shareholder to make a derivative demand. Rather, the Declaration of Trust provides a mechanism which permits a shareholder to bring a derivative action with respect to federal securities law claims, in accordance with procedural requirements which are substantially similar to requirements under various state corporate laws. Unlike many states, whose corporate statutes deal with derivative proceedings, Delaware’s law regarding derivative actions is judicially made, either through case law or court rules.

A derivative action involves an action brought by a shareholder seeking to compel the Registrant to sue to redress harm to the Registrant, as opposed to a direct action which is an action brought by a shareholder for harm done to an individual shareholder or a group of shareholders. The requirements for, and sufficiency of, a derivative action, including in connection with derivative actions under federal law, are governed by state law. As a Delaware statutory trust, the Registrant has adopted demand procedures that are substantially similar to those that have been established by Delaware courts. The Registrant respectfully submits that the federal securities laws do not preempt or prohibit the application of state derivative demand laws.

It is worth noting that, in Kamen v. Kemper Fin. Svcs., Inc. (500 U.S. 90, 500 U.S. 97 (1991)), the U.S. Supreme Court considered the demand requirements in a derivative action founded on the 1940 Act and held that federal courts should abide by the procedural rules governing derivative actions of an investment company’s state of incorporation. The Registrant is not aware of any court decisions or public pronouncements from the Commission or its Staff that would contradict this general principle enunciated in Kamen.

17

Nor is the Registrant aware of any court decisions or public pronouncements from the Commission or its Staff that would make state law derivative demand procedures, including those set forth in the Declaration of Trust, generally unenforceable with respect to registered investment companies.

The purpose of the demand provisions in the Declaration of Trust is to require shareholders to make a demand to the Board before allowing shareholders to file suit on behalf of the Registrant. We believe such a requirement is consistent with Delaware law and allows the Board the opportunity to exercise its business judgment to determine whether pursuing legal claims is in the best interest of the Registrant, and to decline to pursue claims that lack merit, would incur unnecessary cost and expense, and/or would provide little benefit to the Registrant and its shareholders. The Delaware Supreme Court has noted that the demand requirement is a critical “doctrinal check” that should be excused only where there is reason to doubt that the board could exercise impartial business judgment.

The applicable provisions of the Declaration of Trust do not place substantive limits on a shareholder’s right to make a derivative demand. For example, the Declaration of Trust does not provide that only certain shareholders or groups of shareholders may bring derivative demands, nor do they narrow the scope of matters to which a derivative demand may relate. Instead, the demand provisions of the Declaration of Trust simply establish the procedural steps to be taken by a shareholder and the Board in connection with the making of a derivative demand, the evaluation of such a demand and the determination of whether a derivative action may be maintained, in each case in a manner substantially similar to that of Delaware law as established by Delaware courts. In addition, if the Board were to reject the demand, the demanding shareholder could, under Delaware law, seek judicial review of the Board’s decision.

Thus, the Registrant submits that the demand provisions set forth in Section 2 of Article VIII of the Declaration of Trust are: (1) consistent with Delaware law which federal courts have applied to investment companies, such as the Registrant, organized as Delaware Statutory Trusts, and (2) consistent with the Supreme Court’s ruling in Kamen.

Accounting Comments

32.	We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

The Registrant acknowledges that the Staff may have additional comments.

33.	Please provide the name of the fund's independent registered public accounting firm in correspondence.

18

Cohen & Co. has been selected as the independent registered public accounting firm of the Registrant.

Please call the undersigned (678.553.7338) or Tanya Boyle (214.665.3685) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Regards,

Terrence O. Davis

19